Form 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

ENTRY INTO MEMBERSHIP INTEREST PURCHASE AGREEMENT
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

ENTRY INTO MEMBERSHIP INTEREST PURCHASE AGREEMENT

Infosys Limited (“Infosys” or the “Company”), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On October 19, 2015, Infosys announced that it had entered into an agreement (“Membership Interest Purchase Agreement”), to acquire Noah Consulting LLC, a leading provider of advanced information management consulting services for the oil and gas industry. This acquisition was an all-cash deal, with an aggregate purchase consideration of US$70 million.

The transaction contemplated by the Membership Interest Purchase Agreement is currently expected to close before the end of the third quarter of FY 2016 subject to customary closing conditions.

The press release announcing the execution of the Membership Interest Purchase Agreement is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited /s/ David D. Kennedy

Date: October 19, 2015	David D. Kennedy Executive Vice President – General Counsel & Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release, dated October 19, 2015, entitled “Infosys to Acquire Noah Consulting for US$70 million”